

DEAN HELLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Articles of Incorporation
(PURSUANT TO NRS 78)

Office Use Only:
FILED # C10704-02

APR 2 9 2002

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Important: Read attached instructions before completing

1. Name of Corporation
Hazelwood - Gable, Inc.

2. Resident Agent Name and Street Address:
(Must be a Nevada address where process may be served)

NAME: John Price & Associates

PHYSICAL STREET ADDRESS	CITY		ZIP
7624 Desert Delta Drive	Las Vegas	NEVADA	89128

ADDITIONAL MAILING ADDRESS	CITY	STATE	ZIP
56 West 400 South Suite 220	Salt Lake City	Utah	84101

3. Shares:
(No of shares corporation authorized to issue)

Number of shares with par value:	Par value:	Number of shares without par value:
50,000,000	$.001	-0-

4. Names, Addresses, Number of Board of Directors/Trustees:

The First Board of Directors/Trustees shall consist of 2 members whose names and addresses are as follows:

1. NAME Jim Ruzicka

STREET ADDRESS	CITY	STATE	ZIP
56 West 400 South Suite 220	Salt Lake City	Utah	84101

2. NAME Bobbi Heywood

STREET ADDRESS	CITY	STATE	ZIP
56 West 400 South Suite 220	Salt Lake City	Utah	84101

3. NAME

STREET ADDRESS	CITY	STATE	ZIP

4. NAME

STREET ADDRESS	CITY	STATE	ZIP

5. Purpose
(Optional-See Instructions)

The purpose of this corporation shall be:
To engage in any lawful business authorized by the laws of Nevada or any other state or other jurisdiction in which the corporation may be authorized to do business.

6. Other Matters:
(See Instructions)

Number of addition pages: -0-

7. Names, Addresses and Signatures of Incorporators:
(If more than two incorporators, please attach additional pages)

Jim Ruzicka
NAME
Signature

STREET ADDRESS	CITY	STATE	ZIP
56 West 400 South Suite 220	Salt Lake City	Utah	84101

Bobbi Heywood
NAME
Signature

STREET ADDRESS	CITY	STATE	ZIP
56 West 400 South Suite 220	Salt Lake City	Utah	84101

8. Certificate of Acceptance of Appointment of Resident Agent:

I, John Price & Associates hereby accept appointment as Resident Agent for the above named corporation.

Authorized Signature of Resident Agent or Resident Agent Company

April 16, 2002
Date

This form must be accompanied by appropriate fees. See attached fee schedule.

(#325)

FILED # C 10704-02

JUN 1 9 2002

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

ARTICLES OF MERGER

1. NAME AND JURISDICTION OF ORGANIZATION OF MERGING CONSTITUENT ENTITIES:

Hazelwood - Gable, Inc. 56 W. 400 S. Ste. 220 Salt Lake City, Ut. 84101	An Idaho Corporation
Hazelwood - Gable, Inc. 56 W. 400 S. Ste. 220 Salt Lake City, Ut. 84101	A Nevada Corporation

Surviving Entity:

Hazelwood - Gable, Inc. 56 W. 400 S. Ste. 220 Salt Lake City, Ut. 84101	A Nevada, Domestic, For Profit Corporation

Resident Agent:

John Price & Associates
7624 Desert Delta Drive
Las Vegas, Nv. 89128

2. A PLAN OF MERGER HAS BEEN FORMED AND ADOPTED BY EACH CONSTITUENT ENTITY.

PLEASE NOTE: COMPLETE EXECUTED PLAN OF MERGER IS ON FILE AT THE REGISTERED OFFICE, HAZELWOOD - GABLE, INC., 56 W. 400 S. STE. 220, SALT LAKE CITY, UT. 84101, PH. 801-322-3401, AND IS AVAILABLE ON REQUEST, WITHOUT COST TO ANY OWNER OR ANY ENTITY WHICH IS A PARTY TO THE MERGER.

3. HAZELWOOD - GABLE, INC. (AN IDAHO CORPORATION).

PLAN OF MERGER WAS ADOPTED BY A VOTE OF THE SHAREHOLDERS.

On April 7, 2002 the Board of Directors of Hazelwood – Gable, Inc., an Idaho Corporation, by unanimous written consent, pursuant to statute 30-1-821 of Idaho General Corporate Law, approved a proposal to effect a change of domicile for the corporation from the State of Idaho to the State of Nevada.

The Board of Directors agreed upon the plan of merger subject to ratification by the shareholders.

On April 8, 2002 a Notice of Special Meeting in Lieu of Annual Meeting of Shareholders was mailed to all shareholders.

06/17/2002 09:45A EHR345 FY02-000-07262

On April 22, 2002 a Special Meeting in Lieu of Annual Meeting of Shareholders was held. The shareholders vote **for** the plan of merger.

Shares entitled to vote	1,000,000	
Shares voting **for** plan of merger	860,000	86. %
Shares voting **against** plan of merger	-0-	0.0 %
Shares not participating	-0-	0.0 %

The percentage of shares voting for the plan of merger was sufficient to approve the plan of merger.

4. HAZELWOOD - GABLE, INC. (A NEVADA CORPORATION)

PLAN OF MERGER WAS ADOPTED BY UNANIMOUS CONSENT OF THE OWNERS.

HAZELWOOD - GABLE, INC. (a Nevada Corporation) has 2 Officers and Directors, Jim Ruzicka President / Director, and Bobbi Heywood Secretary/Director.

I, Jim Ruzicka hereby approve the plan of merger as proposed.

Jim Ruzicka, President/Director

I, Bobbi Heywood hereby approve the plan of merger as proposed.

Bobbi Heywood, Secretary/Director

5. TERMS AND CONDITIONS OF THE MERGER:

The surviving entity, Hazelwood - Gable, Inc. (a Nevada Corporation) will acquire all outstanding owner's interests of Hazelwood - Gable, Inc. (an Idaho Corporation).

Each stockholder of Hazelwood - Gable, Inc. (an Idaho Corporation) whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger.

The surviving corporation shall be governed by the laws of the State of Nevada and its name shall continue to be Hazelwood - Gable, Inc. The present Certificate of Incorporation of the Nevada Corporation shall continue to be the Certificate of Incorporation of the surviving corporation. The present By- Laws of the Nevada Corporation shall be and remain the By-Laws of the surviving corporation. The directors and officers of the Idaho Corporation immediately prior to the Effective Date shall be the directors of the surviving corporation upon the Effective Date.

The undersigned President of the Corporation hereby declares that the foregoing Articles of Merger are true and correct to the best of his knowledge and belief.

Jim Ruzicka, President/Director
Hazelwood - Gable, Inc.

STATE OF Utah)
)ss:
COUNTY OF Salt Lake)

On this 12 day of June, 2001, before me, the undersigned, a Notary Public, in and for said State of Utah, personally appeared Jim Ruzicka who first being duly sworn, did hereby affirm that he is the President of HAZELWOOD - GABLE, INC. a Nevada Corporation, and that he did execute the foregoing Articles of Merger on behalf of said Corporation.

Bobbi Heywood
NOTARY PUBLIC

Residing at: 914 E. Paris Lane

My Commission Expires: 8-5-05

BOBBI HEYWOOD
Notary Public
State of Utah
My Commission Expires Aug. 5, 2005
914 East Paris Lane, #508, Salt Lake City, UT 84124

The undersigned President of the Corporation hereby declares that the foregoing Articles of Merger are true and correct to the best of his knowledge and belief.

Jim Ruzicka, President
Hazelwood - Gable, Inc.

STATE OF Utah)
)ss:
COUNTY OF Salt Lake)

On this 12 day of June, 2001, before me, the undersigned, a Notary Public, in and for said State of Utah, personally appeared Jim Ruzicka who first being duly sworn, did hereby affirm that they are the President of HAZELWOOD – GABLE, INC., an Idaho Corporation, and that he did execute the foregoing Articles of Merger on behalf of said Corporation.

Bobbi Heywood
NOTARY PUBLIC

Residing at: 914 E. Paris Lane

My Commission Expires: 8-5-05

BOBBI HEYWOOD
Notary Public
State of Utah
My Commission Expires Aug. 5, 2005
914 East Paris Lane, #508, Salt Lake City, UT 84124

3

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA





OFFICE OF THE SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Copy Request Exception List

Copy Request Filing Date: 12/22/2022
Work Order Item Number: W2022122200466
Copy Request Number: 2584882

Online images for the following document numbers were unavailable and are not included with this request. Copies of these documents will be delivered at a later date under a separate cover. We apologize for any inconvenience.

Filing Date/Time	Filing Number	Transaction Type	Doc ID	Expected Number of Pages	Number Of Pages Found
01/24/2003	C10704-2002-004	Registered Agent Address Change	15909360	1	0

105 -

C 10704-02



DEAN HELLER
Secretary of State

202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Office Use Only:

FILED # ______

NOV 2 5 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: HAZELWOOD-GABLE, INC.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE I The name of the corporation is AMERICAN THORIUM, INC.

Pursuant the Nevada Revised Statutes, the Undersigned hereby Certify that pursuant to action taken by the Board of Directors, on the 4th day of November 2003, the Board unanimously resolved to change the name from Hazelwood-Gable, Inc. to American Thorium, Inc. Thus the Articles of Incorporation are amended as set forth herinafter.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: unanimous.*

4. Officer Signature (Required):

Jim Ruzicka, President

November 4, 2003
Date

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

11/17/2003 09:02A RRT175 FY04-000-41995

Nevada Secretary of State Form 78.385 PROFIT AMENDMENT 1999.01
Revised on: 07/21/01

C20040212-0119
C20040305-0264

(175.00) RS



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

$ C10704-02

MAR 0 5 2004

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: American Throium, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 The name of the Corporation shall be:

Thorium Nuclear Energy Corporation

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 2/3 majority *

4. Effective date of filing (optional): February 5, 2003
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03



DEAN HELLER
Secretary of State

202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

FILED # C 10704-02

MAR 03 2004

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Important: Read attached instructions before completing form.

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
- Remit in Duplicate -

1. Name of corporation: THORIUM NUCLEAR ENERGY CORPORATION

2. The articles have been amended as follows (provide article numbers, if available):

"Article IV CAPITAL The aggregate number of shares of all classes of capital stock which the Corporation ~~shall have authority to issue~~ is one hundred ~~million (100,000,000)~~ ~~non-assessable~~ shares, one hundred million (100,000,000) of which shall be of a class designated as common stock (the "~~Common Stock~~") ~~with a par value of One Tenth of a Cent ($0.001) per share.~~

The Common Stock shall have unlimited voting rights provided in the Nevada Business Corporatio[n] There shall be no cumulative noting of shares.

2. On the date of the shareholder's written consent to amend Article IV, the Corporation had a total of 1,000,000 (1,000,000) shares of common stock issued and outstanding and entitled to vote. A total of 856,000 shares voted FOR the amendment, -0- shares against the amendment and -0- shares abstained.

3. Also on December 31, 2003, the shareholders ratified by written consent that the outstanding shares of the Company's common stock be reverse split on a one share for ten shares basis, ~~effective the opening of business on December 31st, 2003,~~ ~~and that the par value of the~~ common stock remain $0.001 (One Tenth of a Cent) per share. A total of 856,000 shares voted FOR the ~~reverse split, -0- shares voted against, and -0- shares abstained.~~ ~~As a result of the~~ reverse stock split, the Company had a total of 100,000 hsares of common stock issued and outstanding.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: ~~856,000~~*

4. Officer Signature (Required):

H. Deworth Williams

27th day of February, 2004
Date

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

3/11/2004 10:18:37 AM $75.00
ML C20040311-0199



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Filed in the Office of	Business Number C10704-2002
Dean Heller	Filing Number 20060147374-54
Secretary of State	Filed On 03/08/2006
State Of Nevada	Number of Pages 1

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
THORIUM NUCLEAR ENERGY CORPORATION

2. The articles have been amended as follows (provide article numbers, if available):

Article #1 -- is amended to read:

"The Name of the Corporation is HAZELWOOD VENTURES, INC."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: 20,252,000 (62.3%) FOR - 0 AGAINST

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ______________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Name Consent or Release

Filed in the Office of Secretary of State State Of Nevada	Business Number **C10704-2002**
	Filing Number **00001396472-82**
	Filed On **06/14/2007**
	Number of Pages **1**

USE BLACK INK ONLY - DO NOT HIGHLIGHT **ABOVE SPACE IS FOR OFFICE USE ONLY**

Name Consent (if name is *currently filed* in Nevada)

I, Geoff Williams, hereby give consent
current holder of name

to Hazelwood Ventures, Inc. to use the name
recipient of name

Monarch Molybdenum & Resources, Inc.
name being released

Name Release (if name is *currently reserved* in Nevada)

I, , hereby give consent
current holder of name

to to use the name
recipient of name

name being released

Signed: X
signature of current holder of name

State of Utah

County of Salt Lake City

This document was acknowledged before me on 06/13/2007
date

By Nancy Ah Chong
signature of notary public

NANCY AH CHONG
Notary Public, State of Utah
My Commission Expires
January 11, 2009
3721 S. 4310 W. WEST VALLEY CITY, UT 84120

Nevada Secretary of State Name Consent Release 2007
Revised on [illegible]



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the Office of	Business Number C10704-2002
	Filing Number 00001396471-71
Secretary of State	Filed On 06/14/2007
State Of Nevada	Number of Pages 1

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Hazelwood Ventures, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

The new name of the corporation shall now be known as Monarch Molybdenum & Resources, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: 100%

4. Effective date of filing (optional): 6/13/07

(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 1

Filed in the Office of	Business Number **C10704-2002**
[signature]	Filing Number **20070806002-65**
Secretary of State	Filed On **11/28/2007**
State Of Nevada	Number of Pages **6**

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than four merging entities, check box ☐ and attach an 81/2" x 11" blank sheet containing the required information for each additional entity.

Thorium Energy, Inc.
Name of merging entity

Nevada   Corporation
Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

Name of merging entity

Jurisdiction   Entity type *

and,

Monarch Molybdenum & Resources, Inc.
Name of surviving entity

Nevada   Corporation
Jurisdiction   Entity type *

* Corporation, non-profit corporation, limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 2

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

2) Forwarding address where copies of process may be sent by the Secretary of State of Nevada (if a foreign entity is the survivor in the merger - NRS 92A.190):

Attn:

c/o:

3) (Choose one)

☒ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200).

☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180)

4) Owner's approval (NRS 92A.200)(options a, b, or c must be used, as applicable, for each entity) (if there are more than four merging entities, check box ☐ and attach an 8 1/2" x 11" blank sheet containing the required information for each additional entity):

(a) Owner's approval was not required from

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 2 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(b) The plan was approved by the required consent of the owners of*:

Thorium Energy, Inc.
Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Monarch Molybdenum & Resources, Inc.
Name of surviving entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, a merger must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the merger.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 4

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of merger for Nevada non-profit corporation (NRS 92A.180):

The plan of merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

Name of merging entity, if applicable

and, or;

Name of surviving entity, if applicable

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Merger Page 4 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 5

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Amendments, if any, to the articles or certificate of the surviving entity. Provide article numbers, if available. (NRS 92A.200)*:

Article #1 -- is amended to read:

"The name of the Corporation shall be "THORIUM ENERGY, INC."

6) Location of Plan of Merger (check a or b):

☐ (a) The entire plan of merger is attached;

or,

☒ (b) The entire plan of merger is on file at the registered office of the surviving corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the surviving entity (NRS 92A.200).

7) Effective date (optional):**

* Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

** A merger takes effect upon filing the articles of merger or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Merger
(PURSUANT TO NRS 92A.200)
Page 6

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

8) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)*

(If there are more than four merging entities, check box ☐ and attach an 8 ½" x 11" blank sheet containing the required information for each additional entity.):

Thorium Energy, Inc.
Name of merging entity

X *[signature]* President 11/28/07
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

Name of merging entity

X
Signature Title Date

Monarch Molybdenum & Resources, Inc.
Name of surviving entity

X *[signature]* President 11/28/07
Signature Title Date

* The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the Office of	Business Number C10704-2002
	Filing Number 20080232514-07
Secretary of State	Filed On 04/02/2008
State Of Nevada	Number of Pages 1

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Thorium Energy, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Thorium Energy, Inc. will now be known as Monolith Ventures, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: For: 28,296,513/Against: 0

4. Effective date of filing (optional): 3/27/08
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684 5708
Website: www.nvsos.gov

Statement of Change of
Registered Agent
by Represented Entity
(PURSUANT TO NRS 77.340)

Filed in the Office of	Business Number **C10704-2002**
[signature]	Filing Number **20110325330-20**
Secretary of State	Filed On **04/29/2011**
State Of Nevada	Number of Pages **1**

This form may be submitted by: the Represented Entity to appoint a new Registered Agent or amend own service of process info. For more information please visit http://www.nvsos.gov/business/forms/ra.asp

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Represented Entity:

   Monolith Ventures

2. Entity File Number: C10704-2002

3. This statement of change will have the following effect: (check only one)

   ☒ Appoints a new agent for service of process (complete 4a or 4b)

   ☐ Updates contact information of the Represented Entity acting as own agent (complete 4c)

4. Information in effect upon the filing of this statement: (complete only one section)

a) Commercial Registered Agent:

   _____
   Name

b) Noncommercial Registered Agent:

   AMBER WORNICA
   Name

4720 BASILICATA LANE # 104	NORTH LAS VEGAS	Nevada	89084
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

c) Title of Office or Other Position within Represented Entity:

   _____
   Name of Title or Position

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

5. Signature of Represented Entity: (required)

   X *[signature] B. Williams*   4/29/11
   Authorized Signature   Date

6. Registered Agent Acceptance: (required)

   I hereby accept appointment as Registered Agent for the above named Entity.

   X *Amber Wornica*   4/29/11
   Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

FEE: $60.00
This form must be accompanied by appropriate fees.

Nevada Secretary of State Form RA Change by Entity


090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov



Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

Filed in the Office of	Business Number **C10704-2002**
(signature) Secretary of State State Of Nevada	Filing Number **20120021388-87**
	Filed On **01/12/2012**
	Number of Pages **1**

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Monolith Ventures, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended to read as follows:

"1. Name of Corporation: The name of the Corporation shall be ElectroHealing Technologies, Inc."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 22,282,400 Shares (98.4%) FOR

4. Effective date and time of filing: (optional)   Date: _____   Time: _____

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X _(signature)_

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 8-31-11







090201

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number C10704-2002
[signature]	Filing Number 20130020357-13
Secretary of State	Filed On 01/11/2013
State Of Nevada	Number of Pages 1

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

ELECTROHEALING TECHNOLOGIES, INC.

2. The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended to read as follows:

"NAME OF CORPORATION: ZERO GRAVITY SOLUTIONS, INC."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 11,141,200 shares (96.8%) FOR

4. Effective date and time of filing: (optional) Date: 1.11.2013 Time: 1:15 pm
(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.



ROSS MILLER
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov



181003

Statement of Change of Registered Agent by Represented Entity

(PURSUANT TO NRS 77.340)

Filed in the Office of	Business Number **C10704-2002**
[signature]	Filing Number **20140320745-98**
Secretary of State	Filed On **04/30/2014**
State Of Nevada	Number of Pages **1**

This form may be submitted by: the Represented Entity to appoint a new Registered Agent or amend own service of process info. For more information please visit http://www.nvsos.gov/index.aspx?page=141

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Represented Entity:

Zero Gravity Solutions, Inc., 190 NW Spanish River Blvd., Suite 101, Boca Raton, FL 33431

2. Entity File Number: C10704-2002

3. This statement of change will have the following effect: (check only one)

[X] Appoints a new agent for service of process (complete 4a or 4b)

[ ] Updates contact information of the Represented Entity acting as own agent (complete 4c)

4. Information in effect upon the filing of this statement: (complete only one section)

a) Commercial Registered Agent:
RESIDENT AGENTS INC. - E0354042011-8
Name

b) Noncommercial Registered Agent:

Name

| Street Address | City | Nevada Zip Code |

| Mailing Address (if different from street address) | City | Nevada Zip Code |

c) Title of Office or Other Position within Represented Entity:

Richard Godwin, President
Name of Title or Position

| Street Address | City | Nevada Zip Code |

| Mailing Address (if different from street address) | City | Nevada Zip Code |

5. Signature of Represented Entity: (required)

X _____ 4/29/2014
Authorized Signature   Date

6. Registered Agent Acceptance: (required)

I hereby accept appointment as Registered Agent for the above named Entity.

X _____ Dan Keen-President, Resident Agents Inc
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   4/29/2014
Date

FEE: $60.00
This form must be accompanied by appropriate fees.

Nevada Secretary of State Form RA Change by Entity
Effective 5-7-13